August 15, 2011

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549-7561

We have read Item 4.01 included in the Form 8-K/A of SKY Digital Stores Corp. f/kla Yellowcake Mining dated August 15, 2011, to be filed with the Securities and Exchange Commission. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of SKY Dig ital Stores Corp. f/k/a Yellowcake Mining contained therein.